Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Onyx Software Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-50428) on Form S-3 and registration statements (Nos. 333-72235, 333-55414, and 333-63214) on Form S-8 of Onyx Software Corporation of our report dated January 24, 2003, with respect to the consolidated balance sheet of Onyx Software Corporation as of December 31, 2002 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the year then ended and the related 2002 financial statement schedule, which report appears in the December 31, 2002 annual report on Form 10-K of Onyx Software Corporation. Our report refers to a change in the method of accounting for goodwill and other intangible assets.

KPMG LLP

Seattle, Washington

March 20, 2003